

ARS

2002 ANNUAL REPORT







APRIA HEALTHCARE® GROUP INC

Corporate Profile

Apria Healthcare Group Inc. is the leading national provider of home healthcare products and services, including oxygen and respiratory equipment, home-delivered respiratory medications and a broad range of home infusion therapies and medical equipment. With approximately 410 branch and 34 infusion pharmacy locations nationwide, Apria serves over 1.3 million patients annually throughout all 50 states.

The company has adopted quality improvement (QI) initiatives throughout all areas of operations. All Apria locations are accredited by or in the process of receiving accreditation from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), an independent organization that develops standards for homecare and other healthcare providers nationwide. In 2002, the company prepared for the January 2003 Corporate JCAHO survey, a voluntary process that set the stage for the next field review cycle. The Corporate survey included an on-site survey as well as a review of compliance to industry standards; its outcome was excellent.

Headquartered in Lake Forest, California, the company employs over 10,000 employees nationwide, representing patient services and clinical pharmacy, nursing and respiratory care, operations, sales, logistics, billing and collections. Supported by corporate functions such as Finance, Information Services, Human Resources and Contract Services, Apria's division and regional business units are able to respond quickly to customer and patient needs.

Cover photo: Working in a laminar flow hood, an Apria pharmacy technician prepares medication for inspection by one of Apria's licensed pharmacists.

Financial Highlights

(in thousands, except per share data)	Year Ended December 31, 2002[1]	2001	2000	1999[2]	1998[3,4]
Statements of Operations Data:					
Net revenues	$1,252,196	$1,131,915	$1,014,201	$ 940,024	$ 933,793
Income (loss) before extraordinary charge	115,595	73,445	57,006	204,135	(207,938)
Net income (loss)	115,595	71,917	57,006	204,135	(207,938)
Basic income (loss) per common share:					
Income (loss) before extraordinary charge	$ 2.12	$ 1.36	$ 1.09	$ 3.93	$(4.02)
Extraordinary charge on debt refinancing, net of taxes	-	0.03	-	-	-
Net income (loss)	$ 2.12	$ 1.33	$ 1.09	$ 3.93	$(4.02)
Diluted income (loss) per common share:					
Income (loss) before extraordinary charge	$ 2.08	$ 1.32	$ 1.06	$ 3.81	$(4.02)
Extraordinary charge on debt refinancing, net of taxes	-	0.03	-	-	-
Net income (loss)	$ 2.08	$ 1.29	$ 1.06	$ 3.81	$(4.02)
Balance Sheet Data:					
Total assets	$ 795,656	$ 695,782	$ 620,332	$ 637,361	$ 504,208
Long-term obligations, including current maturities	269,368	293,689	343,478	423,094	496,196
Stockholders' equity (deficit)	351,309	242,798	146,242	75,469	(131,657)

(1) Net income for 2002 reflects the positive impact of prior year income tax examinations that were settled in the fourth quarter of 2002. The components of this impact include: income tax benefit of $11.1 million, interest income of $4 million and related professional fee expense of $1.7 million. Effective January 1, 2002, Apria adopted Statement of Financial Accounting Standards No. 142 and accordingly ceased to amortize goodwill.

(2) Net income for 1999 reflects an income tax benefit of $131 million that was attributable to the release of the company's deferred tax asset valuation allowance in the fourth quarter of 1999.

(3) Apria recorded a charge of $22.7 million in 1998 to increase the allowance for doubtful accounts for changes in collection policies and in conjunction with Apria's exit from certain portions of its existing business.

(4) Included in 1998 are impairment charges of $76.2 million to write-down the carrying values of intangible assets and $22.2 million to write-off information systems hardware, internally-developed software and assets associated with Apria's exit from certain portions of its existing business.

Apria did not pay any cash dividends on its common stock during any of the periods set forth in the table above.

Message from the Chairman and the Chief Executive Officer



Ralph V. Whitworth
Chairman of the Board



Lawrence M. Higby
Chief Executive Officer

Apria Healthcare's 2002 financial results improved in all operating areas, building on the Company's post-turnaround growth platform. With record revenues, net income and productivity gains in 2002, the Company reinforced its position as the nation's leading home healthcare company.

Financial Highlights

- Net revenues of $1.25 billion represented growth of 11% over 2001 net revenues of $1.13 billion — a growth rate that exceeds the industry average of 7%.
- Net income for the year increased from $71.9 million to $115.6 million, including a favorable settlement of prior years' tax examinations dating to 1992.
- We acquired 17 complementary businesses for aggregate consideration of $78.3 million. This increased our penetration in certain markets in which we already operate and expanded our network to new markets such as northeastern Pennsylvania, northern Virginia, central Illinois and key areas in the Southeast.
- Employee productivity initiatives launched during the year led to savings in key labor-intensive functional areas such as delivery, pharmacy and nursing.
- Ongoing billing/collection disciplines enabled us to maintain net days sales outstanding (DSO) at 51 days — the best performance in the industry — despite significant acquisition activity.
- The Company repurchased $35 million of its common stock and reduced long-term debt to $269.4 million as of year-end.
- Operating cash flow increased to $262 million, which was used to grow and support the internal business base, acquire complementary businesses, repurchase company stock and pay down debt, all targeted to further increase shareholder value.

People, Productivity & Growth Serve as the Cornerstones for Ongoing Success

Given the highly regulated environment in which Apria operates, and the relatively fixed reimbursement environment for the home healthcare sector, Apria's ability to increase net revenue and net income lies in the Company's enterprise-wide success in boosting employee productivity.

Our 410-plus branches use standardized productivity management and measurement tools in all functional areas, including Sales, Clinical Services, Logistics and Business Operations. In 2002, we continued to consolidate back-office and distribution functions. The consolidations are designed to improve customer responsiveness, employee training and retention and billing/collection results.

Outlook for Growth

In 2002, Apria expanded its services to patients who are covered by government and managed care payors. Working closely with field operations personnel, Apria's sales force grew the core respiratory, infusion and enteral product lines. We accomplished this by demonstrating the Company's capabilities in these areas and promoting new clinical/operational models that customize care to the needs of the patient and caregiver.

In 2002, we also allocated additional human resources and used information systems technology to more effectively integrate newly acquired businesses. The realignment is improving results in terms of Best Practice adoption, paperwork and process flows. It also enables the acquired locations to continue caring for patients while they seamlessly transition to Apria systems and procedures.

Given the incidence of Chronic Obstructive Pulmonary Diseases (COPD), nutritional disorders, acute infections and chronic or degenerative diseases, Apria expects to grow organically at or above industry growth rates. With the involvement of our 1,500-plus clinicians, we have launched a number of new clinical programs to better serve our local patients' homecare needs. Those programs include the Apria Enteral Care Program™ for patients requiring tube-feeding, Apria NutritionAssist™ for patients receiving total parenteral nutrition (TPN), our Great Escapes™ Patient Travel program, the RespiMed® home-delivered medications service and our new RespiratoryAssist™ clinical program for people with COPD. In early 2003, incentive and sales training programs were modified to drive our core business.

Ongoing Performance in Compliance and Accreditation

Compliance with government agencies, accrediting bodies and related regulations is a significant part of doing business as a home healthcare provider. New branches opened as a result of internal growth and those acquired are trained quickly on Apria's policies and procedures, thus minimizing any variance to Company Best Practices.

In January 2003, the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) surveyed Apria's corporate office to prepare for the launch of the next field review cycle. The corporate survey's outcome was excellent. JCAHO surveyors referred to many of Apria's policies, procedures and performance improvement programs as "models" for the industry.

Post-September 11, 2001, many government agencies expanded their regulation of healthcare providers. Despite this increased regulatory scrutiny, Apria maintained its industry leadership role by complying overall with the expectations of the Department of Transportation, as well as the Food and Drug Administration and its requirements for handling medical gases.

Apria's Corporate Compliance Program was reinforced in 2002 with continued employee training designed to ensure adherence to all applicable regulations and the Company's Code of Ethical Business Practices. As new employees join the Company, they are oriented to all areas of compliance that relate to their functional area and then participate in ongoing compliance training.

Since mid-2002, Apria has focused considerable resources on complying with the Health Insurance Portability and Accountability Act of 1996 (HIPAA). This legislation was designed to safeguard patients' protected health information. In early 2003, the Company launched nationwide employee training on the privacy aspects of the legislation. The Company is also on schedule for testing data interchanges with major payors and expects to be in compliance with HIPAA transaction code set regulations when compliance becomes required in October of this year.

Based on industry feedback, we believe that Apria is ahead of its competitors in this area and should realize a competitive advantage over small and mid-sized companies that have not yet addressed HIPAA requirements.

Operating in a Fixed Reimbursement Environment

In today's economy, many managed care, state and federal government payors are facing unprecedented financial challenges. As a result, homecare providers are hard-pressed to realize increases in volume or reimbursement levels despite rising labor, fuel, insurance and other costs. Yet, Apria has continued to expand its market share within several large national payor networks and realized growth in Medicare volume as well.

Additionally, Apria in 2002 continued to participate in industry initiatives designed to stave off ill-conceived reimbursement cuts to Medicare Part B for covered drugs and home medical equipment. Given the projected increase in Medicare expenditures due to the aging of America and advances in technology and prescription medications, it is likely that Congress and the Centers for Medicare and Medicaid Services will continue to apply cost-saving pressure to all segments of healthcare. Apria will remain vigilant on this front by protecting the position of homecare. As the industry collects data showing homecare as a more desirable, less-costly alternative to almost any other healthcare setting, we are confident that homecare will emerge as a superior cost savings alternative to many current practices. With Apria's vast experience providing such services to large managed care populations, including seniors, the Company is well positioned to benefit from any Medicare reform strategy. Homecare will be a part of the solution to the problem of spiraling healthcare expenditures, whether the government moves toward expanded managed care models or privatization.

2003 Strategic Emphasis

Apria's consistently strong operating performance and cash flow support and reinforce our growth strategy of balanced internal growth and strategic acquisitions. In 2003, the company's strategic emphasis will be to:

1) Improve productivity throughout the company, including the sales, clinical services, warehouse, distribution, customer service and billing functions. This will come through both software productivity tools and management-focused programs and incentives.
2) Invest in clinically focused service programs and products across our patients' entire disease continuum, thus increasing physician and patient preference for Apria Healthcare.
3) Enhance each customer's experience by expanding front-end employee training and deploying innovative communication technologies to increase the referral process' speed.
4) Maintain tight control over labor and other operating expenses.
5) Continue to focus efforts on improving billing and collection efforts.
6) Acquire strategically and culturally compatible companies that can be integrated successfully into Apria's branch and pharmacy network.

Independent Awards Confirm Apria's Leadership Position in Industry

Recently, Apria and its leaders were recognized by a number of independent publications or organizations with several national awards — providing us with the kind of independent recognition that comes only when companies are able to form strong constituent relationships. The awards include:

- **Best Home Respiratory Provider in U.S.** — Awarded by *HME News*' HME Excellence Awards for 2002, a panel of independent judges deemed Apria's overall clinical respiratory services to be the best in the homecare industry. Judges specifically cited our financial stability, performance improvement programs, bilingual patient education booklets, customer orientation and ability to service patients nationwide as being the best.
- **Excellence in Home Respiratory Care** — Awarded by the American Respiratory Care Foundation of the American Association for Respiratory Care (AARC), this recognition was given to our corporate director of respiratory services for his work on national respiratory policy and patient care issues. He represents over 1200 respiratory clinicians directly employed by Apria in our field organization.
- **Top 10 Board of Directors in America** — *BusinessWeek* magazine's annual ranking of U.S. corporate Boards included Apria Healthcare's, calling it a "model for corporate governance" and including Apria in the company of other great American companies such as General Electric and Home Depot.
- **Best Website in Its Class** — *Mobility Management*, a monthly publication serving the needs of America's disabled citizens, recognized www.Apria.com for its strong patient-centered web content, which includes daily news updates on medical advances, new medications, disease-specific channels, and an Ask-the-Apria-Expert feature to assist patients, caregivers and referral sources.

In the first quarter of this year, Apria's Chairman of the Board of Directors, Ralph V. Whitworth, was recognized by the Forum for Corporate Directors in the category of economic development for his strong leadership that led to Apria's successful turnaround. In early April, Apria was named to the "Fortune 1000" list by *Fortune* magazine, another sign of our growth and stability.

While awards are just one measure of an organization's results, at Apria, we also recognize that the support of our shareholders, employees and customers has been integral to our success, especially in the past few years when we have made major organizational changes designed to better serve our constituencies. We want to personally thank you for that support since without it no award or other recognition could possibly be meaningful. We look forward to continued success in 2003.

Sincerely,



Ralph V. Whitworth
Chairman of the Board



Lawrence M. Higby
President & Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Apria operates in the home healthcare segment of the healthcare industry and provides services in the home respiratory therapy, home infusion therapy and home medical equipment areas. In all three lines, Apria provides patients with a variety of clinical services and related products and supplies, most of which are prescribed by a physician as part of a care plan. Apria provides these services to patients in the home throughout the United States through approximately 410 branch locations.

Strategy

Apria is pursuing an operating strategy to increase market share and improve profitability. Key elements of the strategy are as follows:

- Focus on growth in its core businesses of home respiratory therapy, home infusion therapy and home medical equipment. By offering a broad range of services Apria achieves a competitive advantage with its managed care, hospital and certain physician customers, enabling it to maintain a diversified revenue base. In particular, Apria continues its emphasis on growth in the home respiratory therapy line, which historically has produced higher gross margins than its home infusion therapy and home medical equipment service lines.
- Supplement internal growth with strategic acquisitions. Apria operates in a highly fragmented market, which provides an attractive opportunity to drive growth through acquisition of complementary businesses.
- Develop and apply "best practices" and productivity improvement programs throughout the company with the aim of achieving greater standardization and enhanced productivity. Success with such programs results in reduced costs and increased margins and cash flows. Apria has developed and implemented standardized clinical and delivery models, billing and collection practices and common operating procedures in its field locations and has centralized purchasing for inventory, patient service equipment and supplies. Apria continues to focus resources on identifying opportunities for further productivity improvements.

Critical Accounting Policies

Apria's management considers the accounting policies that govern revenue recognition and the determination of the net realizable value of accounts receivable to be the most critical in relation to the company's consolidated financial statements. These policies require management's most complex and subjective judgments. Additionally, the accounting policies related to goodwill and long-lived assets require significant judgment.

Revenue and Accounts Receivable. Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned.

Management performs various analysis to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Management applies specified percentages to the accounts receivable aging to estimate the amount that will ultimately be uncollectible and therefore should be reserved. The percentages are increased as the accounts age; accounts aged in excess of 360 days are reserved at 100%. Management establishes and monitors these percentages through analysis of historical realization data, accounts receivable aging trends, other operating trends, the extent of contracted business and business combinations. Also considered are relevant business conditions such as governmental and managed care payor claims processing procedures and system changes. If indicated by such analysis, management may periodically adjust the uncollectible estimate and corresponding percentages. Further, focused reviews of certain large and/or problematic payors are performed to determine if additional reserves are required.

Because of the reimbursement environment in which Apria operates and the level of subjectivity that is required in recording revenues and accounts receivable, it is possible that management's estimates could change in the near term, which could have an impact on the consolidated financial statements.

Goodwill and Long-lived Assets. Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate potential impairment. Also, management reviews for impairment of its intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on its tests and reviews, management does not believe any impairment of its goodwill, intangible assets or other long-lived assets existed at December 31, 2002. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets. Should an asset be deemed impaired, an impairment loss would be recognized, to the extent the carrying value of the asset exceeded its estimated fair market value. Such an impairment charge could have an adverse impact on Apria's consolidated financial statements.

Segment Reporting

Apria's branch locations are organized into geographic regions. Each region consists of a number of branches and a regional office which provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. Management evaluates operating results on a geographic basis and, therefore, views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. For financial reporting purposes, all the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

Change in Accounting Principles

Effective January 1, 2002, Apria adopted SFAS No. 142, which addresses the financial accounting and reporting for goodwill and other intangible assets. The statement provides that goodwill or other intangible assets with indefinite lives will no longer be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. See "Amortization of Goodwill and Intangible Assets."

Effective January 1, 2002, Apria adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and amended other guidance related to the accounting and reporting of long-lived assets. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations are to be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadened the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and established criteria to determine when a long-lived asset is held for sale. Adoption of this statement did not have a material effect on Apria's consolidated financial statements.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates and clarifies existing accounting pronouncements related to gains and losses from the extinguishment of debt and requires that certain lease modifications be accounted for in the same manner as sale-leaseback transactions. Apria adopted the provisions of SFAS No. 145 for its fiscal year beginning January 1, 2003. Adoption of this statement will not have a material effect on the company's consolidated financial statements.

In July 2002, SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," was issued. This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Apria will adopt the provisions of SFAS No. 146 for exit and disposal activities that are initiated after December 31, 2002, as required.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," was issued. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition and guidance for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has complied with the expanded financial statement disclosure requirements in its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosure requirements for the interim and annual financial statements of the guarantor. It also requires that a guarantor recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken. Apria was required to adopt the recognition provisions of FIN No. 45 beginning January 1, 2003, while the disclosure provisions became effective at December 31, 2002. Adoption of this interpretation will not have a material effect on the company's consolidated financial statements.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, was issued. FIN No. 46 requires that a company consolidate variable interest entities if that company is subject to a majority of the risk of loss from the entity's activities or the company receives a majority of the entity's residual returns. FIN No. 46 also requires certain disclosures about variable interest entities in which a company has a significant interest, regardless of whether consolidation is required. Apria will begin to adopt the consolidation provisions of FIN No. 46 beginning January 1, 2003, while certain disclosure requirements will become effective for all financial statements issued after January 31, 2003, regardless of when the variable interest entities were established. The company currently has no variable interest entities, therefore the adoption of this interpretation is not expected to have a material effect on the company's consolidated financial statements.

Results of Operations

Net Revenues

Approximately 34% of Apria's 2002 revenues are reimbursed under arrangements with Medicare and Medicaid. In 2002, no other third-party payor represented 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represented less than 10% of total net revenues for 2002. Because of continuing changes in the healthcare industry and third-party reimbursement, there can be no assurance that Apria's current revenue levels can be maintained, which could have an impact on operations and cash flows.

Net revenues increased to $1,252 million in 2002 from $1,132 million in 2001 and $1,014 million in 2000. Growth rates were 10.6% and 11.6% in 2002 and 2001, respectively. The increases in both years are due to volume increases, new contracts with regional and national payors, the acquisition of complementary businesses and price increases in certain managed care agreements.

Apria's acquisition strategy provides for the rapid integration of acquired businesses into existing operating locations. This limits management's ability to separately track the amount of revenue generated by an acquired business. Estimating the revenue contribution from acquisitions therefore requires certain assumptions. Based on its analysis, Apria management estimates that approximately one-third of the revenue growth in 2002 was derived from acquisitions.

The following table sets forth a summary of net revenues by service line:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Home respiratory therapy	$ 830,972	$ 742,805	$ 656,089
Home infusion therapy	229,190	216,436	194,508
Home medical equipment/other	192,034	172,674	163,604
Total net revenues	$1,252,196	$1,131,915	$1,014,201

Home Respiratory Therapy. Respiratory therapy revenues are derived primarily from the provision of oxygen systems, home ventilators, sleep apnea equipment, nebulizers, respiratory medications and related services. The respiratory therapy service line increased in 2002 by 11.9% when compared to 2001 and increased by 13.2% in 2001 when compared to 2000. Apria's strategy to target acquisitions of respiratory therapy businesses contributed to the growth in both years.

Home Infusion Therapy. The infusion therapy service line involves the administration of a drug or nutrient directly into the body intravenously through a needle or catheter. Examples include: parenteral nutrition, anti-infectives, pain management, chemotherapy and other medications and related services. The infusion line also includes enteral nutrition which is the administration of nutrients directly into the gastrointestinal tract through a feeding tube. Infusion therapy revenues increased 5.9% in 2002 versus 2001 and 11.3% in 2001 versus 2000. The growth in both years is largely due to volume increases. Much of the increase in 2001and 2002 was concentrated in the enteral nutrition line reflecting renewed focus from a program that centralized the related intake, clinical oversight and distribution functions at the region level.

Home Medical Equipment/Other. Home medical equipment/other revenues are derived from the provision of patient safety items, ambulatory and in-home equipment. Home medical equipment/other revenues increased by 11.2% in 2002 from its level in 2001 and 5.5% in 2001 from 2000. Although the company's strategy is to target acquisitions of respiratory therapy businesses, the growth in the home medical equipment/other line also includes the effects of acquisitions completed in late 2001 and in 2002.

Medicare and Medicaid Reimbursement. The Balanced Budget Act of 1997 contained several provisions that have affected Apria's Medicare reimbursement levels. Subsequent legislation — the Medicare Balanced Budget

Refinement Act of 1999 and the Medicare Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 — mitigated some of the effects of the original legislation. However, there are some pending issues that may further impact Medicare reimbursement to Apria in the future.

The Balanced Budget Act of 1997 granted streamlined authority to the Secretary of the U.S. Department of Health and Human Services ("HHS") to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness authority. In December 2002, the Centers for Medicare and Medicaid Services ("CMS") issued an interim final rule that establishes a process by which such adjustments may be made. The rule applies to all Medicare Part B services except those paid under a physician fee schedule or a prospective payment system.

Further, the Balanced Budget Act of 1997 mandated that CMS conduct up to five competitive bidding market demonstrations for Medicare Part B-covered items and services. CMS conducted demonstration projects in Polk County, Florida and San Antonio, Texas. These demonstration projects have been completed. The demonstrations could provide CMS and Congress with a model for implementing competitive pricing in all Medicare programs. Initial reports from government agencies allege cost savings that vary by product line, but the reports do not include costs incurred by the government to administer the program. If such a competitive bidding system were implemented, it could result in lower reimbursement rates, exclude certain items and services from coverage or impose limits on increases in reimbursement rates. Although not included in the President's budget, the administration may seek authority to implement nationwide competitive bidding for all Medicare Part B products and services other than physicians' services. There are members of Congress who support legislation to create a national competitive bidding system for durable medical equipment. The homecare industry is currently working with members of Congress and the administration to ensure that the negative impact of competitive bidding on patient choice, small businesses, the economy and other aspects are fully understood. The industry is also working with the same groups to ensure that the total costs for the government to establish an infrastructure to administer such a complicated program as has been proposed are studied and quantified in detail. It is not clear under what timeframe the government will conduct such analysis, or whether such initiatives will move ahead.

During 2000, the Secretary of HHS wrote to the durable medical equipment regional carriers and recommended, but did not mandate, that Medicare and Medicaid claims processors base their payments for covered outpatient drugs and biologicals on pricing schedules other than the normally calculated Average Wholesale Prices, which historically has been the industry's basis for drug reimbursement. The suggested alternative pricing methodology was offered in an effort to reduce reimbursement levels for certain drugs to more closely approximate a provider's acquisition cost, but it would not have covered the costs that homecare pharmacies incur to prepare, deliver or administer the drugs to patients. Clinical services, billing, collection and other overhead costs also would not have been considered. Under current government reimbursement schedules, these costs are not clearly defined but are implicitly covered within the reimbursement for the drug. The healthcare industry has taken issue with HHS's approach for several reasons, primarily because it fails to consider the accompanying costs of delivering and administering these types of drug therapies to patients in their homes. Further, if providers choose to discontinue providing these drugs due to inadequate reimbursement, patient access to homecare may be jeopardized. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provided for a moratorium on decreasing the payment rates in effect as of January 1, 2001, for drugs and biologicals under the current Medicare payment methodology. This legislation also required the General Accounting Office ("GAO") to conduct a thorough study, by September 2001, of the adequacy of current payments. The GAO was also directed to recommend revised payment methodologies and report to Congress and the Secretary of HHS. The study was completed but the authors acknowledged that 1) the limited scope and deadline associated with the study did not allow for a thorough analysis of the homecare pharmacy aspects of covered services, 2) legitimate service components and related costs do exist, and 3) different methods of determining drug delivery and administration payments may be necessary for different types of drugs. Currently, the timing and impact of such pricing methodology revisions are not known. There is interest in

Congress in legislation that would replace Average Wholesale Price as the basis for Medicare drug reimbursement, but to date there has been no agreement within Congress as to what the alternative should be.

Some states have already adopted, or are contemplating adopting, some form of the proposed alternate pricing methodology for certain drugs and biologicals under the Medicaid program. In at least 20 states, these changes have reduced the level of reimbursement received by Apria to an unacceptable level without a corresponding offset or increase to compensate for the service costs incurred. In several of those states, Apria has elected to stop accepting new Medicaid patient referrals for the affected drugs. The company is continuing to provide services to patients already on service, and for those who receive other Medicaid-covered respiratory, home medical equipment or infusion therapies. As a percentage of total business, Medicaid represents a very small percentage of Apria's home infusion and home-delivered respiratory medication revenues.

Gross Profit

Gross margins were 72.8% in 2002 and 2001 and 72.5% in 2000. Gross margins have remained consistent due to negligible reimbursement price increases and consistent pricing for the products Apria purchases to serve its patients. Also, the proportion of business among Apria's three major service lines has remained fairly steady.

Provision for Doubtful Accounts

As described in the "Critical Accounting Policies" section above, accounts receivable estimated to be uncollectible are provided for through the application of specified percentages to each receivables aging category. For 2002, 2001 and 2000, the provision for doubtful accounts as a percentage of net revenues was 3.6%, 3.3% and 3.2%, respectively. The increase in the percentage in 2002 is largely attributable to the year's acquisition activity. The time-consuming processes of converting the acquired patient files onto Apria's systems and obtaining provider numbers from government payors delay billing of the newly-acquired business. During this time, a provision for doubtful accounts is recorded on the earned but unbilled receivables as they pass through the aging categories. When the billings are finally submitted and, subsequently, cash is received, the provision requirement decreases. Because the majority of the acquired business in 2002 was effected in the last half of the year, there was not sufficient time for completion of this cycle on a number of the acquisitions. See "Critical Accounting Policies" and "Accounts Receivable."

Selling, Distribution and Administrative

Selling, distribution and administrative expenses are comprised of expenses incurred in direct support of operations and those associated with administrative functions. Expenses incurred by the operating locations include salaries and other expenses in the following functional areas: selling, distribution, clinical, intake, reimbursement, warehousing and repair. Many of these operating costs are directly variable with revenue growth patterns. Some are also very sensitive to market-driven price fluctuations such as facility lease and fuel costs. The administrative expenses include overhead costs incurred by the operating locations and corporate support functions. These expenses do not vary as closely with revenue growth as do the operating costs. Selling, distribution and administrative expenses, expressed as percentages of net revenues, were 54.7% in 2002, 55.8% in 2001 and 54.7% for 2000. The decrease in 2002 reflects the benefit of various standardization and productivity initiatives that have been implemented. Delivery expenses as a percentage of net revenues decreased by nearly 1%. Also, bonus expense was high in 2001 as the bonus plans were extended to all employees and the payment provisions of these plans were enriched, thereby resulting in the expense increase. The 2002 plans did not include such provisions. Offsetting the decreases in 2002 were $3.8 million in costs related to the departure of the former chief executive officer and $1.7 million in professional fees associated with the settlement of prior year tax examinations. See "Income Tax Expense."

Amortization of Goodwill and Intangible Assets

Amortization of intangible assets was $2.7 million in 2002. Amortization of goodwill and intangible assets was $12.3 million and $10.2 million in 2001 and 2000, respectively. Upon adoption of SFAS No. 142 on January 1, 2002, goodwill amortization ceased. Amortization of goodwill was $9.8 million and $7.8 million in 2001 and 2000, respectively. The effect of adding these amounts back as though the nonamortization provisions of SFAS No. 142 were adopted at the beginning of 2000 would have resulted in net income and diluted income per share increases of $6.1 million and $0.11 in 2001 and $4.5 million and $0.08 in 2000. The increase in amortization in 2001 when compared to 2000 was due to the acquisitions that were consummated during 2001 and the latter part of 2000. See "Business Combinations."

Interest Expense and Income

Interest expense was $15.0 million in 2002, $27.6 million in 2001 and $42.3 million in 2000. Interest income was $4.2 million, $1.9 million and $2.2 million in 2002, 2001 and 2000, respectively. Analyzed on a net basis, the decrease in 2002 when compared to 2001 can be attributed to a number of factors. The dramatic decreases in market-driven interest rates that took place over the course of 2001 are fully reflected in 2002. Interest expense in 2002 reflects a full year's benefit of the July 2001 refinancing that replaced the $200 million 9½% senior subordinated notes with debt at significantly more favorable interest rates and lowered the applicable interest margin on the bank loans. The refinancing also resulted in the write-off of debt issuance costs related to the notes and old bank debt that, in turn, lowered the related amortization expense. In June 2002, Apria executed an amendment to the credit agreement that, among other items, lowered the applicable interest margin on the $175 million term loan. Also impacting net interest expense is a $24.3 million reduction in long-term debt during 2002. Finally, the settlement of prior year tax examinations during 2002 resulted in a $4 million interest refund.

The decrease in net interest expense in 2001 when compared to 2000 also reflects the market-driven interest rate decreases and the lower interest rates and amortization resulting from the July 2001 refinancing. Also, long-term debt decreased by $49.8 million during 2001. See "Long-term Debt."

Income Tax Expense

Income taxes for 2002 are $52.4 million and were provided at the effective tax rate expected to be applicable for the year as reduced by a benefit of $11.1 million that resulted from prior year tax examinations that were settled in the fourth quarter. Income taxes for 2001 and 2000 were $44.1 million and $41.1 million, respectively, and were provided at the effective tax rate expected to be applicable for the respective year.

At December 31, 2002, Apria had federal net operating loss carryforwards of approximately $15.3 million expiring in varying amounts in the years 2003 through 2018, and various state operating loss carryforwards that began to expire in 1997. Additionally, the company has an alternative minimum tax credit carryforward of approximately $9.6 million.

As a result of settling the prior year tax examinations, Apria utilized approximately $34.2 million of its previously limited $57 million net operating loss carryforward during 2002 which reduced its effective tax rate to 31% for the year ended December 31, 2002. Such net operating loss carryforward was generated prior to 1992 and utilization had been limited to $5 million per year in accordance with Internal Revenue Code Section 382. Prior to 2002, the $57 million net operating loss carryforward was not recognized for financial statement reporting purposes as management believed it unlikely that they would be used before expiration. The remaining net operating loss carryforward of approximately $22.8 million is excluded from the related deferred tax assets and will expire unused.

Liquidity and Capital Resources

Apria's principal source of liquidity is its operating cash flow, which is supplemented by a $100 million revolving credit facility. Apria's ability to generate operating cash flows in excess of its operating needs has afforded it the ability, among other things, to pursue its acquisition strategy and fund patient service equipment expenditures to support revenue growth, while continuing to reduce long-term debt. Apria's management believes that its operating cash flow and revolving credit line will continue to be sufficient to fund its operations and growth strategies. However, sustaining the current cash flow levels is dependent on many factors, some of which are not within Apria's control, such as government reimbursement levels and the financial health of its payors.

Cash Flow

Cash provided by operating activities in 2002 was $262 million compared to $241.4 million in 2001 and $188 million in 2000. The cash flow increase in 2002 was primarily attributable to the increase in net income before items not requiring cash. Also contributing to the increase was an income tax refund, including interest, related to the settlement of prior year tax examinations. The cash flow increase was offset by an increase in accounts receivable and the timing of disbursements processed through accounts payable. Also offsetting the net income increase in 2002 was a decrease in accrued expenses. The cash flow increase in 2001 was primarily attributable to the increase in net income before items not requiring cash and increases in accounts payable and accrued expenses. Partially offsetting this was an increase in accounts receivable due to the revenue increases.

Cash used in investing activities decreased in 2002 when compared to 2001 due to reduced levels of patient service equipment expenditures and a decrease in acquisition activity. Cash used in 2001 increased from 2000 due to an increase in acquisition activity and increases in patient service equipment purchases.

Cash used in financing activities increased between 2002 and 2001 due to the repurchase of Apria's common stock in the amount of $35 million, which was partially offset by a decrease in payments against long-term debt due to the voluntary prepayments effected in 2001. Cash used in 2001 decreased from 2000 primarily due to large voluntary prepayments made against long-term debt in the latter part of 2000 and an increase in proceeds from the exercise of stock options in 2001. See "Long-term Debt."

Contractual Cash Obligations

The following table summarizes Apria's long-term cash payment obligations to which the company is contractually bound:

	For the Year Ending December 31,						
(in millions)	2003	2004	2005	2006	2007	2008+	Total
Term loans	$ 19	$ 27	$ 29	$ 23	$ 42	$123	$263
Capitalized lease obligations	3	2	1	-	-	-	6
Operating leases	56	48	43	32	20	25	224
Deferred acquisition payments	7	-	-	-	-	-	7
Total contractual cash obligations	$ 85	$ 77	$ 73	$ 55	$ 62	$148	$500

Accounts Receivable

Accounts receivable before allowance for doubtful accounts increased by $23.3 million during 2002 which is directly attributable to the revenue increase. Accounts aged in excess of 180 days decreased from 19.8% at December 31, 2001 to 18% at December 31, 2002. Days sales outstanding (calculated as of each period-end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenues) were 51 at December 31, 2002 compared to 50 at December 31, 2001. See "Critical Accounting Policies."

Unbilled Receivables. Included in accounts receivable are earned but unbilled receivables of $29.2 million and $26.9 million at December 31, 2002 and 2001, respectively. Delays, ranging from a day up to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility. The increase in 2002 from the end of 2001 is largely due to acquisitions effected during 2002. The time-consuming processes of converting patient files onto Apria's systems and obtaining provider numbers from government payors routinely delay billing of the newly acquired business.

Inventories and Patient Service Equipment

Inventories consist primarily of pharmaceuticals and disposable products used in conjunction with patient service equipment. Patient service equipment consists of respiratory and home medical equipment that is provided to in-home patients for the course of their care plan and subsequently returned to Apria for reuse.

The branch locations serve as the primary point from which inventories and patient service equipment are delivered to the patient. The branches are supplied with inventory and equipment from the regional warehouses, where the purchasing responsibility lies. The regions are also responsible for repairs and scheduled maintenance of patient service equipment, which adds to the frequent movement of equipment between the region and branch locations. Further, at any given time, approximately 80% of Apria's patient service equipment is located in patients' homes. Inherent in this asset flow is the fact that losses will occur. Management has successfully instituted a number of controls over the company's inventories and patient service equipment to minimize such losses. However, there can be no assurance that Apria will be able to maintain its current level of control over inventories and patient service equipment.

Continued revenue growth is directly dependent on Apria's ability to fund its inventory and patient service equipment requirements.

Deferred Income Taxes

The decrease in deferred tax assets (combined current and non-current) from December 31, 2001 to December 31, 2002 is primarily due to the utilization of the net operating loss carryforwards. At December 31, 2002, Apria had a net non-current deferred tax liability of $13 million that resulted primarily from changes in goodwill amortization expense in accordance with SFAS No. 142 and additional tax depreciation expense as a result of a 2002 federal statute change. See "Income Tax Expense."

Long-term Debt

Apria has a $400 million senior secured credit agreement with a syndicate of lenders led by Bank of America, N.A. The credit agreement consists of a $100 million revolving credit facility, a $125 million term loan and a $175 million term loan. Effective June 7, 2002 the credit agreement was amended to extend the maturity date, reduce the applicable interest rate margins and modify the repayment schedule for the $175 million term loan.

The final maturity date for the revolving credit facility is July 20, 2006. The remaining payment schedule on the $125 million term loan requires 14 consecutive quarterly payments ranging from $6 million to $7 million with the final payment of $7 million due on July 20, 2006. The remaining payment schedule on the $175 million term loan requires 18 consecutive quarterly payments of $437,500 followed by three consecutive quarterly payments of $41.1 million with the final payment of $41.1 million due on July 20, 2008. These remaining payment schedules reflect voluntary prepayments made in December 2002 of $6 million and $437,500 on the $125 million and $175 million term loans, respectively.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% or (b) the Prime Rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate ("LIBOR"). Interest on outstanding balances under the senior secured credit agreement are determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margins for the revolving credit facility and the $125 million term loan are based on Apria's leverage ratio, which is the ratio of its funded debt to its last four quarters of earnings before interest, taxes, depreciation and amortization. The applicable margin ranges from 1.50% to 2.25% for Eurodollar loans and from 0.50% to 1.25% for base rate loans. For the $175 million term loan, the margins are fixed at 2.00% for Eurodollar loans and at 1.00% for base rate loans. The effective interest rate at December 31, 2002 was 4.21% on total borrowings of $263.4 million. The senior credit agreement also requires payment of commitment fees ranging from 0.25% to 0.50% (also based on Apria's leverage ratio) on the unused portion of the revolving credit facility.

Borrowings under the senior secured credit facilities are collateralized by substantially all of the assets of Apria. The credit agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments, and restrictions on cash dividends, loans and other distributions. The agreement also permits Apria to expend a maximum of $100 million per year on acquisitions. At December 31, 2002, the company was in compliance with all of the financial covenants required by the credit agreement.

On December 31, 2002 outstanding borrowings on the two term loans were $263.4 million and there were no borrowings under the revolving credit facility. Outstanding letters of credit totaled $5.2 million and credit available under the revolving facility was $94.8 million.

Hedging Activities. Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivative financial instruments for trading or other speculative purposes.

At December 31, 2002, Apria had six interest rate swap agreements in effect to fix its LIBOR-based variable rate debt. Two of the interest rate swap agreements with an aggregate notional amount of $100 million and a fixed rate of 2.58% terminate on March 31, 2003. In December 2002, Apria entered into four additional swap agreements with terms as follows: two two-year agreements with an aggregate notional amount of $50 million and a fixed rate of 2.43%; a three-year agreement with a notional amount of $25 million and a fixed rate of 3.04%; and a four-year agreement with a notional amount of $25 million and a fixed rate of 3.42%. All rates are stated before application of the interest margins described above.

The swap agreements are being accounted for as cash flow hedges under SFAS No. 133, "Accounting for Derivative and Hedging Activities." Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For 2002, Apria paid a net settlement amount of $780,000. Unrealized gains and losses on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive income. At December 31, 2002, the aggregate fair value of the swap agreements was a deficit of $2 million and, accordingly, is reflected in the accompanying balance sheet in other accrued liabilities. Apria does not anticipate losses due to counterparty nonperformance as its counterparties to the various swap agreements are nationally-recognized financial institutions with strong credit ratings.

Treasury Stock

During 2002, Apria repurchased 1.6 million shares of its common stock for $35 million in open market transactions. In 2000, Apria repurchased 86,000 shares for $958,000. All repurchased common shares are being held in treasury. Apria's credit agreement limits common stock repurchases to $35 million in any fiscal year and $100 million in the aggregate over the term of the agreement.

In March 2003, Apria announced that it would resume its stock repurchase program, depending on market conditions and other considerations. Purchases may be made through open market or privately negotiated transactions. Through March 24, 2003, Apria repurchased 50,700 shares for $1.1 million.

Business Combinations

Pursuant to one of its primary growth strategies, Apria periodically acquires complementary businesses in specific geographic markets. These transactions are accounted for as purchases and the results of operations of the acquired companies are included in the accompanying statements of operations from the dates of acquisition. In accordance with SFAS No. 142, goodwill is no longer being amortized. Covenants not to compete are being amortized over the life of the respective agreements.

The aggregate consideration for acquisitions that closed during 2002 was $78.3 million. Allocation of this amount includes $55.4 million to goodwill and $4 million to intangible assets. During 2001, the aggregate consideration for acquisitions was $81.7 million. Cash paid for acquisitions, which includes amounts deferred from prior year acquisitions, totaled $74 million, $80.3 million and $26.2 million in 2002, 2001 and 2000, respectively.

The success of Apria's acquisition strategy is directly dependent on Apria's ability to maintain and/or generate sufficient liquidity to fund such purchases.

Federal Investigation

As previously reported, since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney's office in Los Angeles and the U.S. Department of Health and Human Services. The investigation concerns the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government and has responded to various document requests and subpoenas.

Apria has been informed that the investigation is the result of civil qui tam litigation filed on behalf of the government against Apria. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identities of the plaintiffs, the court or courts where the proceedings are pending, the date or dates instituted or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the qui tam actions; however, it could reach a decision with respect to intervention at any time.

Government representatives and counsel for the plaintiffs in the qui tam actions asserted in July 2001 that, by a process of extrapolation from a sample of 300 patient files to all of Apria's billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9 billion, consisting of extrapolated overpayment liability, treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it considers the assertions and amounts described in the preceding paragraph to be unsupported both legally and factually and believes that most of the alleged documentation errors and omissions should not give rise to any liability, for overpayment refunds or otherwise. Accordingly, Apria believes that the claims asserted are unwarranted and that it is in a position to assert numerous meritorious defenses.

Apria has been exchanging information and having discussions with government representatives in an attempt to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Apria cannot provide any assurances as to the outcome of these discussions, however, or as to the outcome of the qui tam litigation in the absence of a settlement. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs.

Off-Balance Sheet Arrangements

Apria is not a party to "off-balance sheet arrangements" as defined by the Securities and Exchange Commission. However, from time to time the company enters into certain types of contracts that contingently require the company to indemnify parties against third party claims. The contracts primarily relate to: (i) certain asset purchase agreements, under which the company may provide customary indemnification to the seller of the business being acquired; (ii) certain real estate leases, under which the company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the company's use of the applicable premises; and (iii) certain agreements with the company's officers, directors and employees, under which the company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the company's balance sheets for any of the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria is party to several interest rate swap agreements that it utilizes to moderate such exposure. Apria does not use derivative financial instruments for trading or other speculative purposes.

At December 31, 2002, Apria's term loan borrowings totaled $263.4 million. The bank credit agreement governing the term loans provides interest rate options based on the following indices: Federal Funds Rate, Prime Rate or LIBOR. All such interest rate options are subject to the application of an interest margin as specified in the bank credit agreement. At December 31, 2002, all of Apria's outstanding term debt was tied to LIBOR.

In October 2001, Apria entered into two interest rate swap agreements with a total notional amount of $100 million to pay a fixed rate of 2.58% (before application of interest margin). These swap agreements expire March 31, 2003. In December 2002, Apria entered into four additional interest rate swap agreements with a total notional amount of $100 million to pay fixed rates ranging from 2.43% to 3.42% (before application of interest margin). The terms of the new swap agreements range from two to four years.

Based on the term debt outstanding and the swap agreements in place at December 31, 2002, a 100 basis point change in the applicable interest rates would increase or decrease Apria's annual cash flow and pretax earnings by approximately $630,000.

Market for the Registrant's Common Equity and Related Stockholder Matters

Apria's common stock is traded on the New York Stock Exchange under the symbol AHG. The table below sets forth, for the calendar periods indicated, the high and low sales prices per share of Apria common stock:

	High	Low
Year ended December 31, 2002		
First Quarter	$24.95	$20.79
Second Quarter	28.50	20.25
Third Quarter	25.30	18.90
Fourth Quarter	25.68	20.75
Year ended December 31, 2001		
First Quarter	$30.00	$20.40
Second Quarter	29.49	23.80
Third Quarter	29.85	21.00
Fourth Quarter	25.75	19.50

As of March 14, 2003, there were 623 holders of record of Apria common stock. Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future.

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 26,383	$ 9,359
Accounts receivable, less allowance for doubtful accounts of $32,206 and $32,073 at December 31, 2002 and 2001, respectively	185,298	162,092
Inventories, net	27,067	25,084
Deferred income taxes	37,205	33,017
Prepaid expenses and other current assets	14,408	10,271
TOTAL CURRENT ASSETS	290,361	239,823
PATIENT SERVICE EQUIPMENT, less accumulated depreciation of $368,420 and $342,010 at December 31, 2002 and 2001, respectively	186,210	165,471
PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET	54,134	47,312
DEFERRED INCOME TAXES	3,446	37,838
GOODWILL	248,863	193,458
INTANGIBLE ASSETS, NET	6,142	4,863
OTHER ASSETS	6,500	7,017
	$ 795,656	$ 695,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 65,514	$ 71,198
Accrued payroll and related taxes and benefits	38,212	33,907
Accrued insurance	8,021	10,376
Income taxes payable	10,285	9,060
Other accrued liabilities	39,968	34,754
Current portion of long-term debt	21,713	15,455
TOTAL CURRENT LIABILITIES	183,713	174,750
LONG-TERM DEBT, net of current portion	247,655	278,234
DEFERRED INCOME TAXES	12,979	-
COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value: 10,000,000 shares authorized; none issued	-	-
Common stock, $.001 par value: 150,000,000 shares authorized; 56,580,677 and 54,690,267 shares issued at December 31, 2002 and 2001, respectively; 54,897,521 and 54,604,167 outstanding at December 31, 2002 and 2001, respectively	56	55
Additional paid-in capital	397,417	368,231
Treasury stock, at cost; 1,683,156 and 86,100 shares at December 31, 2002 and 2001, respectively	(35,961)	(961)
Accumulated deficit	(8,959)	(124,554)
Accumulated other comprehensive (loss) income	(1,244)	27
	351,309	242,798
	$ 795,656	$ 695,782

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Net revenues	$1,252,196	$1,131,915	$1,014,201
Costs and expenses:			
Cost of net revenues:			
Product and supply costs	228,964	204,666	188,581
Patient service equipment depreciation	98,288	89,985	77,819
Nursing services	958	1,223	1,642
Other	12,707	11,773	10,900
TOTAL COST OF NET REVENUES	340,917	307,647	278,942
Provision for doubtful accounts	45,115	37,110	32,166
Selling, distribution and administrative	684,738	631,582	554,691
Amortization of goodwill and intangible assets	2,681	12,349	10,205
TOTAL COSTS AND EXPENSES	1,073,451	988,688	876,004
OPERATING INCOME	178,745	143,227	138,197
Interest expense	15,028	27,612	42,271
Interest income	(4,235)	(1,927)	(2,215)
INCOME BEFORE TAXES AND EXTRAORDINARY CHARGE	167,952	117,542	98,141
Income tax expense	52,357	44,097	41,135
INCOME BEFORE EXTRAORDINARY CHARGE	115,595	73,445	57,006
Extraordinary charge on debt refinancing, net of taxes of $914	-	1,528	-
NET INCOME	$ 115,595	$ 71,917	$ 57,006
Basic income per common share:			
Income before extraordinary charge	$ 2.12	$ 1.36	$ 1.09
Extraordinary charge on debt refinancing, net of taxes	-	0.03	-
Net income	$ 2.12	$ 1.33	$ 1.09
Diluted income per common share:			
Income before extraordinary charge	$ 2.08	$ 1.32	$ 1.06
Extraordinary charge on debt refinancing, net of taxes	-	0.03	-
Net income	$ 2.08	$ 1.29	$ 1.06

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Cost	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1999	52,055	$ 52	$328,897	-	$ (3)	$(253,477)	$ -	$ 75,469
Exercise of stock options	1,099	1	10,735					10,736
Tax benefits related to stock options			3,989					3,989
Repurchases of common stock				(86)	(958)			(958)
Net income and total comprehensive income						57,006		57,006
Balance at December 31, 2000	53,154	$ 53	$343,621	(86)	$ (961)	$(196,471)	$ -	$146,242
Exercise of stock options	1,536	2	16,476					16,478
Tax benefits related to stock options			8,134					8,134
Unrealized gain on interest rate swap agreements, net of taxes							27	27
Net income						71,917		71,917
Total comprehensive income						71,917	27	71,944
Balance at December 31, 2001	54,690	$ 55	$368,231	(86)	$ (961)	$(124,554)	$ 27	$242,798
Exercise of stock options	1,891	1	18,836					18,837
Tax benefits related to stock options			10,350					10,350
Repurchases of common stock				(1,597)	(35,000)			(35,000)
Unrealized loss on interest rate swap agreements, net of taxes							(1,271)	(1,271)
Net income						115,595		115,595
Total comprehensive income						115,595	(1,271)	114,324
Balance at December 31, 2002	56,581	$ 56	$397,417	(1,683)	$(35,961)	$ (8,959)	$ (1,244)	$ 351,309

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$115,595	$ 71,917	$ 57,006
Items included in net income not requiring (providing) cash:			
Extraordinary charge on debt refinancing	-	2,442	-
Provision for doubtful accounts	45,115	37,110	32,166
Depreciation	116,043	106,106	95,074
Amortization of goodwill and intangible assets	2,681	12,349	10,205
Amortization of deferred debt issuance costs	1,282	1,880	2,618
Deferred income taxes	54,297	40,747	34,414
Loss (gain) on disposition of assets	940	97	(921)
Changes in operating assets and liabilities, exclusive of effects of acquisitions:			
Accounts receivable	(68,815)	(53,822)	(27,105)
Inventories, net	(399)	(2,516)	(3,898)
Prepaid expenses and other assets	(4,461)	(1,718)	1,427
Accounts payable, exclusive of outstanding checks	(3,206)	11,979	(156)
Accrued payroll and related taxes and benefits	4,306	5,459	1,971
Income taxes payable	1,225	339	4,158
Accrued expenses	(2,559)	9,060	(18,976)
NET CASH PROVIDED BY OPERATING ACTIVITIES	262,044	241,429	187,983
INVESTING ACTIVITIES			
Purchases of patient service equipment and property, equipment and improvements, exclusive of effects of acquisitions	(121,727)	(133,162)	(96,414)
Proceeds from disposition of assets	318	303	637
Cash paid for acquisitions, including payments of deferred consideration	(73,960)	(80,273)	(26,220)
NET CASH USED IN INVESTING ACTIVITIES	(195,369)	(213,132)	(121,997)
FINANCING ACTIVITIES			
Proceeds from revolving credit facilities	150,500	94,900	-
Payments on revolving credit facilities	(158,300)	(87,100)	-
Proceeds from term loans	-	300,000	-
Payments on term loans	(19,687)	(156,938)	(79,062)
Payment on redemption of senior subordinated notes	-	(200,000)	-
Payments on other long-term debt	(2,858)	(2,488)	(3,608)
Outstanding checks included in accounts payable	(2,477)	4,969	4,259
Capitalized debt issuance costs, net	(666)	(5,623)	(982)
Repurchases of common stock	(35,000)	-	(958)
Issuances of common stock	18,837	16,478	10,736
NET CASH USED IN FINANCING ACTIVITIES	(49,651)	(35,802)	(69,615)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,024	(7,505)	(3,629)
Cash and cash equivalents at beginning of year	9,359	16,864	20,493
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 26,383	$ 9,359	$ 16,864

SUPPLEMENTAL DISCLOSURES — See Notes 5 and 7 for cash paid for interest and income taxes, respectively.

NON-CASH TRANSACTIONS — See "Statements of Stockholders' Equity" and "Comprehensive Income," Note 3 and Note 9 for tax benefit from stock option exercises, liabilities assumed in acquisitions and purchase of property and equipment under capital leases, respectively.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These statements include the accounts of Apria Healthcare Group Inc. ("Apria" or "the company") and its subsidiaries. Intercompany transactions and accounts have been eliminated.

Company Background and Segment Reporting: Apria operates in the home healthcare segment of the healthcare industry, providing a variety of clinical services and related products and supplies as prescribed by a physician or authorized by a case manager as part of a care plan. All products and services offered by the company are provided through the company's network of approximately 410 branch facilities, which are located throughout the United States and are organized into 16 geographic regions. Each region consists of a number of branches and a regional office, which provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. The company's chief operating decision maker evaluates operating results on a geographic basis and, therefore, views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. For financial reporting purposes, all of the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information."

Respiratory therapy, infusion therapy and home medical equipment represent approximately 67%, 18% and 15% of total 2002 revenues, respectively. The gross margins for these services and related products were 80%, 57% and 62%, respectively.

Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition and Concentration of Credit Risk: Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Approximately 34% of the company's revenues for 2002, 2001 and 2000 were reimbursed under arrangements with Medicare and Medicaid. In 2002, no other third-party payor group represented 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represented less than 10% of total net revenues for 2002, 2001 and 2000.

Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Management performs periodic analysis to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Also, focused reviews of certain large and/or problematic payors are performed. Due to continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change in the near term, which could have an impact on operations and cash flows.

Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned.

Cash and Cash Equivalents: Apria maintains cash with various financial institutions. These financial institutions are located throughout the United States and the company's cash management practices limit exposure to any one institution. Outstanding checks, which are reported as a component of accounts payable, were $20,980,000 and $23,457,000 at December 31, 2002 and 2001, respectively. Management considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Accounts Receivable: Included in accounts receivable are earned but unbilled receivables of $29,207,000 and $26,925,000 at December 31, 2002 and 2001, respectively. Delays ranging from a day up to several weeks between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of disposables used in conjunction with patient service equipment, and pharmaceuticals.

Patient Service Equipment: Patient service equipment consists of medical equipment provided to in-home patients and is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the equipment, which range from one to ten years.

Property, Equipment and Improvements: Property, equipment and improvements are stated at cost. Included in property and equipment are assets under capitalized leases which consist solely of information systems. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for each of the categories presented in Note 2 are as follows: leasehold improvements — the shorter of the remaining lease term or seven years; equipment and furnishings — three to fifteen years and information systems — three to four years.

Capitalized Software: Included in property, equipment and improvements are costs related to internally-developed and purchased software that are capitalized and amortized over periods not exceeding four years. Capitalized costs include direct costs of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software.

The carrying value of capitalized software is reviewed if the facts and circumstances suggest that it may be impaired. Indicators of impairment may include a subsequent change in the extent or manner in which the software is used or expected to be used, a significant change to the software is made or expected to be made or the cost to develop or modify internal-use software exceeds that expected amount. Management does not believe any impairment of its capitalized software existed at December 31, 2002.

Goodwill: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired businesses. Prior to 2002 and before the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill attributable to business combinations completed on or before June 30, 2001, was being amortized over the period of expected benefit. The amortization period for substantially all of the company's goodwill was 20 years. Previously, management reviewed for impairment on an ongoing basis and whenever events or changes in circumstances indicated the possibility of impairment. In accordance with the provisions of SFAS No. 142, goodwill arising from business combinations initiated after June 30, 2001, is no longer amortized but tested annually for impairment or more frequently if circumstances indicate impairment. Upon Apria's adoption of SFAS No. 142 in its entirety on January 1, 2002, the amortization of goodwill, including goodwill recorded in past transactions, ceased completely.

Intangible and Other Long-lived Assets: Intangible assets consist primarily of covenants not to compete resulting from business combinations. The values assigned to such intangible assets are amortized on a straight-line basis over their contractual terms, which range from two to five years.

Management reviews for impairment of intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management does not believe any impairment of its intangible assets or long-lived assets existed at December 31, 2002.

Fair Value of Financial Instruments: The fair value of long-term debt and letters of credit is determined by reference to borrowing rates currently available to Apria for loans with similar terms and average maturities. The carrying amounts of cash and cash equivalents, accounts receivables, trade payables and accrued expenses approximate fair value because of their short maturity.

Advertising: Advertising costs amounting to $2,804,000, $3,044,000 and $2,212,000 for 2002, 2001 and 2000, respectively, are expensed as incurred and included in selling, distribution and administrative expenses.

Income Taxes: Apria provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Derivative Instruments and Hedging Activities: From time to time Apria uses derivative financial instruments to limit exposure to interest rate fluctuations on the company's variable rate long-term debt. The company accounts for derivative instruments pursuant to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The company's derivatives are recorded on the balance sheet at their fair value and any unrealized gains or losses on their fair value are included, net of tax, in other comprehensive income.

Stock-based Compensation: The company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Apria has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." No stock-based employee compensation expense is recognized in net income for any of the years presented. Had compensation expense for the company's stock-based compensation awards been recognized based on the fair value recognition provisions of SFAS No. 123, Apria's net income and per share amounts would have been adjusted to the pro forma amounts indicated below. See "Note 6 — Stockholders' Equity."

(in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Net income as reported	$ 115,595	$ 71,917	$ 57,006
Deduct: total stock-based compensation expense determined for all awards under fair value-based method, net of related tax effects	(9,852)	(10,156)	(9,194)
Pro forma net income	$ 105,743	$ 61,761	$ 47,812
Basic net income per share:			
As reported	$ 2.12	$ 1.33	$ 1.09
Pro forma	$ 1.94	$ 1.14	$ 0.91
Diluted net income per share:			
As reported	$ 2.08	$ 1.29	$ 1.06
Pro forma	$ 1.90	$ 1.11	$ 0.89

Comprehensive Income: For the years ended December 31, 2002 and 2001, the difference between net income and comprehensive income is ($1,271,000) and $27,000, respectively, net of taxes, which is attributable to unrealized (losses)/gains on various interest rate swap agreements. For the year ended December 31, 2000 there was no difference between comprehensive income and net income.

Per Share Amounts: Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income per share includes the effect of the potential shares outstanding, including dilutive stock options and warrants, using the treasury stock method.

Change in Accounting Principles: Effective January 1, 2002, Apria adopted SFAS No. 142, which addresses the financial accounting and reporting for goodwill and other intangible assets. The statement provides that goodwill or other intangible assets with indefinite lives will no longer be amortized but shall be tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. The effect of adoption of SFAS No. 142 on the consolidated financial statements is shown in "Note 4 — Goodwill and Intangible Assets."

Effective January 1, 2002, Apria adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and amended other guidance related to the accounting and reporting of long-lived assets. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations are to be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadened the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and established criteria to determine when a long-lived asset is held for sale. Adoption of this statement did not have a material effect on Apria's consolidated financial statements.

Recent Accounting Pronouncements: In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates and clarifies existing accounting pronouncements related to gains and losses from the extinguishment of debt and requires that certain lease modifications be accounted for in the same manner as sale-leaseback transactions. Apria adopted the provisions of SFAS No. 145 for its fiscal year beginning January 1, 2003. Adoption of this statement will not have a material effect on the company's consolidated financial statements.

In July 2002, SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," was issued. This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Apria will adopt the provisions of SFAS No. 146 for exit and disposal activities that are initiated after December 31, 2002, as required.

In December 2002, SFAS No. 148 was issued. This statement amends SFAS No. 123 to provide alternative methods of transition and guidance for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has complied with the expanded financial statement disclosure requirements herein.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosure requirements for the interim and annual financial statements of the guarantor. It also requires that a guarantor recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken. Apria will be required to adopt the recognition and measurement provisions of FIN No. 45 beginning January 1, 2003, while the disclosure provisions became effective at December 31, 2002. Adoption of this interpretation will not have a material effect on the company's consolidated financial statements.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, was issued. FIN No. 46 requires that a company consolidate variable interest entities if that company is subject to a majority of the risk of loss from the entity's activities or the company receives a majority of the entity's residual returns. FIN No. 46 also requires certain disclosures about variable interest entities in which a company has a significant interest, regardless of whether consolidation is required. Apria will begin to adopt the consolidation provisions of FIN No. 46 beginning January 1, 2003, while certain disclosure requirements will become effective for all financial statements issued after January 31, 2003, regardless of when the variable interest entities were established. The company currently has no variable interest entities, therefore, the adoption of this interpretation is not expected to have a material effect on the company's consolidated financial statements.

Reclassifications: Certain amounts for prior periods have been reclassified to conform to the current year presentation.

Note 2 — Property, Equipment and Improvements

Property, equipment and improvements consist of the following:

	December 31,	
(in thousands)	**2002**	**2001**
Leasehold improvements	$ 19,289	$ 17,809
Equipment and furnishings	47,413	43,565
Information systems	90,676	73,597
	157,378	134,971
Less accumulated depreciation	(103,244)	(87,659)
	$ 54,134	$ 47,312

Note 3 — Business Combinations

During 2002, 2001 and 2000, Apria acquired a number of complementary businesses in specific geographic markets. During 2002, Apria acquired 17 companies comprised largely of home respiratory therapy businesses. For all periods presented, these all-cash transactions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the consolidated income statements from the dates of acquisition. The purchase prices were allocated to the various underlying tangible and intangible assets and liabilities on the basis of estimated fair value.

The following table summarizes the allocation of the purchase prices of acquisitions made by the company, which include payments deferred from prior years. In 2002, such payments totaled $2,752,000. At December 31, 2002, outstanding deferred consideration totaled $6,592,000 and is included on the balance sheet in other accrued liabilities.

Cash paid for acquisitions:

	Year Ended December 31,		
(in thousands)	**2002**	**2001**	**2000**
Fair value of tangible assets acquired	$ 18,022	$ 9,067	$ 4,286
Intangible assets	3,960	1,316	1,322
Goodwill	55,405	71,426	21,170
Total assets acquired	77,387	81,809	26,778
Liabilities assumed and accrued	(3,427)	(1,536)	(558)
Net assets acquired	$ 73,960	$ 80,273	$ 26,220

The following supplemental unaudited pro forma information presents the combined operating results of Apria and the businesses that were acquired by Apria during 2002, as if the acquisitions had occurred at the beginning of the periods presented. The pro forma information is based on the historical financial statements of Apria and those of the acquired businesses. Amounts are not necessarily indicative of the results that may have been obtained had the combinations been in effect at the beginning of the periods presented or that may be achieved in the future.

	December 31,	
(in thousands, except per share data)	**2002**	**2001**
Net revenues	$1,291,389	$1,231,635
Income before extraordinary charge	$ 117,076	$ 75,637
Net income	$ 117,076	$ 74,109
Diluted income per common share:		
Income before extraordinary charge	$ 2.11	$ 1.36
Extraordinary charge on debt refinancing, net of taxes	-	0.03
Net income	$ 2.11	$ 1.33

Note 4 — Goodwill and Intangible Assets

In July 2001, Apria adopted SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be applied to all business combinations completed after June 30, 2001 and which also addresses the criteria for initial recognition of intangible assets and goodwill. Effective January 1, 2002, the company adopted SFAS No. 142 in its entirety. SFAS No. 142 addresses the financial accounting and reporting for goodwill and other intangible assets. The statement provides that goodwill and other intangible assets with indefinite lives is no longer amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized.

In the year of adoption, SFAS No. 142 requires that a transitional goodwill impairment test be performed and that the results be measured as of the beginning of the year. The test is conducted at a "reporting unit" level and compares each reporting unit's fair value to its carrying value. The company has determined that its geographic regions are reporting units under SFAS No. 142. The measurement of fair value for each region was based on an evaluation of future discounted cash flows and was further tested using a multiple of earnings approach. Apria's transitional test indicated that no impairment existed and, accordingly, no loss was recognized. The company recently completed its annual impairment test, which yielded similar results with no goodwill impairment indicated at any of Apria's reporting units.

In conjunction with the transitional impairment test and based on the criteria established in SFAS No. 141, management reviewed the useful lives and the amounts previously recorded for intangible assets and determined that no adjustments were necessary.

The following table sets forth the reconciliation of net income and earnings per share as adjusted for the non-amortization provisions of SFAS No. 142:

	December 31,	
(in thousands, except per share data)	**2001**	**2000**
Reported net income	$ 71,917	$ 57,006
Add: extraordinary charge, net of taxes	1,528	-
Net income before extraordinary charge	73,445	57,006
Add: goodwill amortization, net of taxes	6,129	4,545
Adjusted net income before extraordinary charge	79,574	61,551
Extraordinary charge, net of taxes	(1,528)	-
Adjusted net income	$ 78,046	$ 61,551
Basic income per common share:		
Reported net income	$ 1.33	$ 1.09
Add: extraordinary charge, net of taxes	0.03	-
Net income before extraordinary charge	1.36	1.09
Add: goodwill amortization, net of taxes	0.11	0.09
Adjusted net income before extraordinary charge	1.47	1.18
Extraordinary charge, net of taxes	(0.03)	-
Adjusted net income	$ 1.44	$ 1.18
Diluted income per common share:		
Reported net income	$ 1.29	$ 1.06
Add: extraordinary charge, net of taxes	0.03	-
Net income before extraordinary charge	1.32	1.06
Add: goodwill amortization, net of taxes	0.11	0.08
Adjusted net income before extraordinary charge	1.43	1.14
Extraordinary charge, net of taxes	(0.03)	-
Adjusted net income	$ 1.40	$ 1.14

For the year ended December 31, 2002, the net change in the carrying amount of goodwill of $55,405,000 is the result of business combinations. Goodwill amortization expense for the years ended December 31, 2001 and 2000, was $9,809,000 and $7,824,000, respectively. All of the goodwill recorded in conjunction with business combinations completed after June 30, 2001 is expected to be deductible for tax purposes.

Intangible assets, all of which are subject to amortization, consist of the following:

(in thousands)	December 31, 2002				December 31, 2001		
	Average Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Covenants not to compete	4.7	$ 9,664	$ (4,571)	$ 5,093	$16,181	$ (11,318)	$ 4,863
Tradename	2.0	1,324	(275)	1,049	-	-	-
	4.0	$ 10,988	$ (4,846)	$ 6,142	$16,181	$ (11,318)	$ 4,863

Amortization expense amounts to $2,681,000 for the year ended December 31, 2002. Estimated amortization expense for each of the fiscal years ending December 31, is presented below:

(in thousands)	
2003	$ 2,573
2004	1,900
2005	837
2006	594
2007	238

Note 5 —
Credit Facility and Long-Term Debt

	December 31,	
(in thousands, except per share data)	2002	2001
Term loans payable	$263,375	$283,062
Notes payable relating to revolving credit facilities	-	7,800
Capital lease obligations (see Note 9)	5,993	2,827
	269,368	293,689
Less: current maturities	(21,713)	(15,455)
	$247,655	$278,234

Credit Agreement: Apria currently has a $400,000,000 senior secured credit agreement with a syndicate of lenders led by Bank of America, N.A. The credit agreement was amended effective June 7, 2002. Prior to the amendment, the credit facilities consisted of a $100,000,000 five-year revolving credit facility, a $125,000,000 five-year term loan and a $175,000,000 six-year term loan. The $125,000,000 term loan, the terms of which remain unchanged, had a balance of $91,000,000 at December 31, 2002 and is currently repayable in 14 consecutive quarterly installments of $6,000,000 to $7,000,000 each, beginning June 30, 2003. The $175,000,000 term loan, which had a balance of $172,375,000 at December 31, 2002, was amended in June 2002 to extend the maturity date to seven years, to reduce the applicable interest rate margins and to modify the repayment schedule. It is now repayable in 18 consecutive quarterly installments of $437,500 each, followed by three consecutive quarterly installments of $41,125,000 each, and a final payment of $41,125,000 due on July 20, 2008.

On December 31, 2002, the company made voluntary prepayments of $6,000,000 on the $125,000,000 term loan and $437,500 on the $175,000,000 term loan. The voluntary prepayments were applied against future scheduled quarterly payments, effectively eliminating any payment requirements for both term loans until June 2003.

On December 31, 2002, there were no borrowings under the revolving credit facility, outstanding letters of credit totaled $5,155,000 and credit available under the revolving facility was $94,845,000.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% or (b) the Prime Rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate ("LIBOR"). Interest on outstanding balances under the senior secured credit agreement are determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margins for the revolving credit facility and the $125,000,000 term loan are based on Apria's leverage ratio, which is the ratio of its funded debt to its last four quarters of earnings before interest, taxes, depreciation and amortization. The applicable margin ranges from 1.50% to 2.25% for Eurodollar loans and from 0.50% to 1.25% for base rate loans. For the $175,000,000 term loan, the margins were amended in June 2002 and are currently fixed at 2.00% for Eurodollar loans and 1.00% for base rate loans. The effective interest rate at December 31, 2002 was 4.21% on total borrowings of $263,375,000. The senior credit agreement also requires payment of commitment fees ranging from 0.25% to 0.50% (also based on Apria's leverage ratio) on the unused portion of the revolving credit facility.

Borrowings under the senior secured credit facilities are collateralized by substantially all of the assets of Apria. The credit agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments, and restrictions on cash dividends, loans and other distributions. The agreement also permits Apria to expend a maximum of $100,000,000 per year on acquisitions. At December 31, 2002, the company was in compliance with all of the financial covenants required by the credit agreement.

The carrying value of the term loans and the revolving credit facility approximates fair value because the underlying instruments are variable notes that reprice frequently.

Maturities of long-term debt, exclusive of capital lease obligations, are as follows:

(in thousands)	For the Year Ending December 31,
2003	$ 19,312
2004	26,500
2005	29,000
2006	22,750
2007	42,438
2008	123,375
	$263,375

Total interest paid in 2002, 2001 and 2000 amounted to $13,691,000, $28,642,000 and $37,119,000, respectively.

Hedging Activities: Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivatives for trading or other speculative purposes.

Since October 2001, Apria has been a party to two interest rate swap agreements that fixed $100,000,000 of the company's LIBOR-based variable rate debt at 2.58% (before the applicable margin). These agreements are scheduled to expire on March 31, 2003. During the fourth quarter of 2002, Apria entered into four new interest rate swap agreements with two different parties. The new swap agreements became effective December 5, 2002, with two agreements of $25,000,000 each expiring in December 2004 and the remaining two agreements of $25,000,000 each expiring in December 2005 and 2006, respectively. Under these agreements, with a total notional amount of $100,000,000, the interest rates on an equivalent amount of the company's LIBOR-based variable rate debt are fixed at rates ranging from 2.43% to 3.42% (before the applicable margin). The swaps are being accounted for as cash flow hedges under SFAS No. 133. Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For the years ended December 31, 2002 and 2001, Apria paid net settlement amounts of $780,000 and $39,000, respectively. At December 31, 2002, the aggregate fair value of the swap agreements was a deficit of $1,991,000 and, accordingly, is reflected in the accompanying balance sheet in other accrued liabilities. Unrealized gains and losses on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive income.

Note 6 — Stockholders' Equity

Treasury Stock: In February 2002, Apria implemented a plan to repurchase up to $35,000,000 of outstanding common stock. Depending on market conditions and other considerations, repurchases were made throughout the year in open market transactions. During 2002, Apria repurchased 1,597,000 shares for $35,000,000. In 2000, Apria repurchased 86,000 shares of its common stock for $958,000. All repurchased common shares are being held in treasury.

In March 2003, Apria announced that its Board of Directors had authorized the company to repurchase up to $35,000,000 of its outstanding common stock during fiscal year 2003. As of March 24, 2003, the company has repurchased 50,700 shares for $1,120,000.

Stock Compensation Plans: Apria has various stock-based compensation plans, which are described below. Management accounts for these plans under the recognition and measurement principles of APB No. 25 and related interpretations. No stock-based employee compensation expense is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

For purposes of the pro forma disclosure presented in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: risk-free interest rates ranging from 2.80% to 4.71%, 3.83% to 5.03% and 5.99% to 6.72%, respectively; dividend yield of 0% for all years; expected lives of 4.13 years in 2002, 4.25 years for 2001 and 4.89 years for 2000; and volatility of 59% for 2002, 62% for 2001 and 65% for 2000. See "Stock-based Compensation" in "Note 1 — Summary of Significant Accounting Policies."

Fixed Stock Options: Apria has various fixed stock option plans that provide for the granting of incentive or non-statutory options to its key employees and non-employee members of the Board of Directors. In the case of incentive stock options, the exercise price may not be less than the fair market value of the company's stock on the date of the grant, and may not be less than 110% of the fair market value of the company's stock on the date of the grant for any individual possessing 10% or more of the voting power of all classes of stock of the company. The dates at which the options become exercisable range from the date of grant to five years after the date of grant and expire not later than 10 years after the date of grant. The weighted-average fair values of fixed stock options granted during 2002, 2001 and 2000 were $11.79, $14.06 and $9.85, respectively.

A summary of the status of Apria's fixed stock options as of December 31, 2002, 2001 and 2000, and the activity during the years ending on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	4,347,019	$20.41	3,268,096	$15.87	2,619,083	$15.73
Granted:						
Exercise price equal to fair value	1,546,500	$23.59	2,246,000	$26.65	1,136,000	$16.47
Exercised	(703,858)	$13.10	(548,185)	$15.45	(322,432)	$15.87
Forfeited	(831,685)	$25.77	(618,892)	$23.99	(164,555)	$17.69
Outstanding at end of year	4,357,976	$21.69	4,347,019	$20.41	3,268,096	$15.87
Exercisable at end of year	2,057,595	$19.18	1,913,525	$16.02	1,868,339	$15.23

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.69 - $12.19	256,970	5.21	$ 9.47	226,970	$ 9.11
$12.25 - $16.63	376,698	6.00	$14.61	347,196	$14.57
$16.94 - $16.94	378,191	7.01	$16.94	199,157	$16.94
$17.05 - $20.00	482,011	5.97	$18.38	477,011	$18.37
$20.50 - $26.45	1,942,740	7.90	$23.84	514,569	$23.80
$27.13 - $29.00	921,366	7.91	$27.14	292,692	$27.18
$ 6.69 - $29.00	4,357,976	7.29	$21.69	2,057,595	$19.18

Performance-Based Stock Options: Included in Apria's stock-based compensation plans are provisions for the granting of performance-based stock options. No such options have been granted since 1999. All options awarded under the performance-based plans have vested and expire 10 years from the date of grant.

A summary of the status of Apria's performance-based stock options at December 31, 2002, 2001 and 2000, and the activity during the years ending on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,396,210	$ 7.91	2,384,402	$ 7.99	3,208,392	$ 7.77
Granted:						
Exercise price equal to fair value	-	$ -	-	$ -	-	$ -
Exercised	(1,186,552)	$ 8.01	(988,192)	$ 8.09	(776,484)	$ 7.20
Forfeited	-	$ -	-	$ -	(47,506)	$ 6.50
Outstanding at end of year	209,658	$ 7.34	1,396,210	$ 7.91	2,384,402	$ 7.99
Exercisable at end of year	209,658	$ 7.34	1,396,210	$ 7.91	1,747,365	$ 8.36

The following table summarizes information about performance-based stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.50 - $ 10.75	186,408	5.57	$ 6.55	186,408	$ 6.55
$12.25 - $18.56	23,250	1.58	$13.61	23,250	$13.61
$ 6.50 - $18.56	209,658	5.13	$ 7.34	209,658	$ 7.34

Approximately 7,682,000 shares of common stock are reserved for future issuance upon exercise of stock options under all of Apria's active plans.

Note 7 — Income Taxes

Significant components of Apria's deferred tax assets and liabilities are as follows:

	December 31,	
(in thousands)	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 12,077	$ 12,028
Accruals	9,266	9,309
Asset valuation reserves	2,076	2,181
Net operating loss carryforward, limited by §382	10,685	35,623
AMT credit carryovers	9,614	9,766
Intangible assets	3,102	4,823
Other, net	3,592	2,429
Total deferred tax assets	50,412	76,159
Deferred tax liabilities:		
Tax over book depreciation	(16,911)	(4,122)
Tax over book goodwill amortization	(5,829)	-
Other, net	-	(1,182)
Total deferred tax liabilities	(22,740)	(5,304)
Net deferred tax assets	$ 27,672	$ 70,855

At December 31, 2002, Apria had federal net operating loss carryforwards of $15,348,000, expiring in varying amounts in the years 2003 through 2018, and various state operating loss carryforwards that began to expire in 1997. Additionally, the company has an alternative minimum tax credit carryforward of $9,614,000.

As a result of settling prior year tax examinations, Apria utilized approximately $34,200,000 of its previously limited $57,000,000 net operating loss carryforward during 2002. Such net operating loss carryforward was generated prior to 1992 and utilization had been limited to $5,000,000 per year in accordance with Internal Revenue Code

Section 382. Prior to 2002, the $57,000,000 net operating loss carryforward was not recognized for financial statement reporting purposes as management believed it unlikely that they would be used before expiration. The remaining net operating loss carryforward of approximately $22,800,000 is excluded from the related deferred tax assets and will expire unused.

Income tax expense (benefit) consists of the following:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Current:			
Federal	$ (8,348)	$ 2,150	$ 1,622
State	6,408	1,200	5,099
	(1,940)	3,350	6,721
Deferred:			
Federal	53,058	39,049	30,116
State	1,239	1,698	4,298
	54,297	40,747	34,414
	$ 52,357	$ 44,097	$ 41,135

During 2002, the exercise of stock options granted under Apria's various stock option plans gave rise to $27,601,000 in compensation that is includable as taxable income to the employee and deductible by the company for federal and state tax purposes but is not recognized as expense for financial reporting purposes. Such tax benefits are included in additional paid-in capital.

Differences between Apria's income tax expense (benefit) and an amount calculated utilizing the federal statutory rate are as follows:

	Year Ended December 31,		
(in thousands)	2002	2001	2000
Income tax expense at statutory rate	$ 58,783	$ 41,140	$ 34,349
Non-deductible expenses	735	1,693	1,590
State and foreign taxes, net of federal benefit and state loss carryforwards	4,519	2,959	3,942
Examination settlements	(11,073)	-	-
Other	(607)	(1,695)	1,254
	$ 52,357	$ 44,097	$ 41,135

Net income taxes (received) paid in 2002, 2001 and 2000 amounted to $(3,165,000), $2,096,000 and $2,575,000, respectively.

Note 8 — Per Share Amounts

The following table sets forth the computation of basic and diluted per share amounts:

(in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
Numerator:			
Net income	$ 115,595	$ 71,917	$ 57,006
Numerator for basic and diluted per share amounts — net income available to common stockholders	$ 115,595	$ 71,917	$ 57,006
Denominator:			
Denominator for basic per share amounts — weighted-average shares	54,586	53,971	52,375
Effect of dilutive securities:			
Employee stock options	869	1,807	1,647
Total dilutive potential common shares	869	1,807	1,647
Denominator for diluted per share amounts — adjusted weighted-average shares	55,455	55,778	54,022
Basic net income per common share	$ 2.12	$ 1.33	$ 1.09
Diluted net income per common share	$ 2.08	$ 1.29	$ 1.06
Employee stock options excluded from the computation of diluted per share amounts:			
Shares for which exercise price exceeds average market price of common stock	2,543	1,853	249
Average exercise price per share that exceeds average market price of common stock	$25.31	$26.86	$25.52

Note 9 — Leases

Apria leases substantially all of its facilities. In addition, delivery vehicles and office equipment are leased under operating leases. Lease terms are generally ten years or less with renewal options for additional periods. Many leases provide that the company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.

Apria occasionally subleases unused facility space when a lease buyout is not a viable option. Sublease income, in amounts not considered material, is recognized monthly and is offset against facility lease expense. Net rent expense in 2002, 2001 and 2000 amounted to $62,383,000, $60,618,000 and $56,243,000, respectively.

In addition, during 2002, 2001 and 2000, Apria acquired information systems totaling $5,937,000, $1,837,000 and $3,054,000, respectively, under capital lease arrangements with lease terms ranging from 24 to 36 months. Amortization of the leased information systems amounted to $1,686,000, $811,000 and $87,000 in 2002, 2001 and 2000, respectively.

The following amounts for assets under capital lease obligations are included in property, equipment and improvements:

(in thousands)	December 31, 2002	2001
Information systems	$ 7,773	$ 4,458
Less accumulated depreciation	(1,686)	(811)
	$ 6,087	$ 3,647

Future minimum payments, by year and in the aggregate, required under capital lease obligations and noncancelable operating leases consist of the following at December 31, 2002:

(in thousands)	Capital Leases	Operating Leases
2003	$ 2,661	$ 56,244
2004	2,525	48,457
2005	1,224	42,724
2006	-	32,159
2007	-	19,881
Thereafter	-	24,776
	6,410	$ 224,241
Less interest included in minimum lease payments	(417)	
Present value of minimum lease payments	5,993	
Less current portion	(2,401)	
	$ 3,592	

Note 10 — Employee Benefit Plans

Apria has a 401(k) defined contribution plan, whereby eligible employees may contribute up to 35% of their annual base earnings. The company matches 50% of the first 8% of employee contributions. Total expenses related to the defined contribution plan were $4,569,000, $4,227,000 and $3,792,000 in 2002, 2001 and 2000, respectively.

Note 11 — Commitments and Contingencies

Regulatory Environment: The healthcare industry is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various governmental programs. Many of these laws are subject to governmental review, interpretation and reform, all of which complicate compliance. If Apria is deemed to have violated these laws and regulations, Apria could be subject to significant fines or penalties, facility shutdowns and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid.

Litigation: Apria and certain of its present and former officers and/or directors were defendants in a class action lawsuit, *In Re Apria Healthcare Group Securities Litigation*, filed in the U.S. District Court for the Central District of California, Southern Division (Case No. SACV98-217 GLT). The complaint alleged, among other things, that the defendants made false and/or misleading public statements regarding Apria and its financial condition in violation of federal securities laws. Two similar class actions were filed during July 1998 in the Superior Court for the State of California for the County of Orange, which were consolidated by a court order dated October 22, 1998 (Master Case No. 797060). Following a series of settlement discussions, the parties reached an agreement to settle both the federal and state class actions for $42 million. Under the terms of the settlement, Apria paid $1 million and its insurance carriers paid $41 million. Pursuant to the settlement: (1) the State Court class actions were concluded on August 20, 2002 by entry of an Order and Final Judgment; and (2) the District Court class action was dismissed on August 21, 2002.

In August 2001, a purported class action lawsuit was filed against Apria and its former Chief Executive Officer in the U.S. District Court for the Central District of California, Southern Division (Case No. SACV01-5160 PA), entitled

J.E.B. Capital Partners, LP v. Apria Healthcare Group Inc. and Philip L. Carter. The complaint alleged that Apria made false and/or misleading public statements in its public disclosures concerning the *qui tam* litigation referred to below. On October 10, 2002, the District Court entered a judgment in favor of Apria and dismissed the complaint. On November 8, 2002, the plaintiff appealed that dismissal. On January 22, 2003, the Court of Appeals, acting on a stipulation by the parties, entered an order dismissing the appeal and finally concluding this litigation in favor of Apria.

As previously reported, since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney's office in Los Angeles and the U.S. Department of Health and Human Services. The investigation concerns the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government and has responded to various document requests and subpoenas.

Apria has been informed that the investigation is the result of civil *qui tam* litigation filed on behalf of the government against Apria. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identities of the plaintiffs, the court or courts where the proceedings are pending, the date or dates instituted or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the *qui tam* actions; however, it could reach a decision with respect to intervention at any time.

Government representatives and counsel for the plaintiffs in the *qui tam* actions asserted in July 2001 that, by a process of extrapolation from a sample of 300 patient files to all of Apria's billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9 billion, consisting of extrapolated overpayment liability, treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it considers the assertions and amounts described in the preceding paragraph to be unsupported both legally and factually and believes that most of the alleged documentation errors and omissions should not give rise to any liability, for overpayment refunds or otherwise. Accordingly, Apria believes that the claims asserted are unwarranted and that it is in a position to assert numerous meritorious defenses.

Apria has been exchanging information and having discussions with government representatives in an attempt to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Apria cannot provide any assurances as to the outcome of these discussions, however, or as to the outcome of the *qui tam* litigation in the absence of a settlement. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs.

Apria is also engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcomes of which are not determinable at this time. Apria has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by the company upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on Apria's consolidated results of operations and financial position. Management is unable to estimate the range of possible loss for all other claims and lawsuits.

Certain Concentrations: Approximately 67% of Apria's 2002 revenues are derived from respiratory therapy services, a significant portion of which is reimbursed under the federal Medicare program. The Balanced Budget Act of 1997 contained several provisions that have affected Apria's Medicare reimbursement levels. Subsequent legislation — the

Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 — mitigated some of the effects of the original legislation. However, there are some pending issues that may further impact Medicare reimbursement to Apria in the future, such as potential reimbursement reductions under an inherent reasonableness authority and competitive bidding. Also currently at issue is the potential adoption of an alternative pricing methodology for certain drugs and biologicals. The timing and magnitude of reimbursement reductions that may result from any of these issues are not currently known.

Apria currently purchases approximately 50% of its patient service equipment and supplies from four suppliers. Although there are a limited number of suppliers, management believes that other suppliers could provide similar products on comparable terms. However, a change in suppliers could cause delays in service delivery and possible losses in revenue, which could adversely affect operating results.

Guarantees and Indemnities: From time to time Apria enters into certain types of contracts that contingently require the company to indemnify parties against third party claims. These contracts primarily relate to (i) certain asset purchase agreements, under which the company may provide customary indemnification to the Seller of the business being acquired; (ii) certain real estate leases, under which the company may be required to indemnify property owners for environmental or other liabilities and other claims arising from the company's use of the applicable premises; and (iii) certain agreements with the company's officers, directors and employees, under which the company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the company's balance sheets for any of the periods presented.

Note 12 — Service/Product Line Data

The following table sets forth a summary of net revenues and gross profit by service line:

	Year Ended December 31,		
(in thousands)	**2002**	**2001**	**2000**
Net revenues:			
Respiratory therapy	$ 830,972	$ 742,805	$ 656,089
Infusion therapy	229,190	216,436	194,508
Home medical equipment/other	192,034	172,674	163,604
Total net revenues	$1,252,196	$1,131,915	$1,014,201
Gross profit:			
Respiratory therapy	$ 661,879	$ 588,868	$ 521,867
Infusion therapy	130,439	126,778	115,352
Home medical equipment/other	118,961	108,622	98,040
Total gross profit	$ 911,279	$ 824,268	$ 735,259

Note 13 —
Selected Quarterly Financial Data (unaudited)

(in thousands, except per share data)	Quarter			
	First	Second	Third	Fourth
2002				
Net revenues	$301,345	$310,425	$312,046	$328,380
Gross profit	$219,226	$225,942	$227,813	$238,298
Operating income	$ 40,936	$ 45,817	$ 45,873	$ 46,119
Net income	$ 22,995	$ 26,158	$ 26,465	$ 39,977
Basic income per common share	$ 0.42	$ 0.48	$ 0.48	$ 0.73
Diluted income per common share	$ 0.41	$ 0.47	$ 0.48	$ 0.72
2001				
Net revenues	$271,354	$283,480	$284,025	$293,056
Gross profit	$195,076	$207,905	$207,548	$213,739
Operating income	$ 35,696	$ 35,613	$ 35,681	$ 36,237
Income before extraordinary charge	$ 17,076	$ 17,247	$ 19,133	$ 19,989
Net income	$ 17,076	$ 17,247	$ 17,605	$ 19,989
Basic income per common share:				
Income before extraordinary charge	$ 0.32	$ 0.32	$ 0.35	$ 0.37
Extraordinary charge on debt refinancing, net of taxes	-	-	0.03	-
Net income	$ 0.32	$ 0.32	$ 0.32	$ 0.37
Diluted income per common share:				
Income before extraordinary charge	$ 0.31	$ 0.31	$ 0.34	$ 0.36
Extraordinary charge on debt refinancing, net of taxes	-	-	0.03	-
Net income	$ 0.31	$ 0.31	$ 0.31	$ 0.36

Fourth Quarter — 2002: Net income for the fourth quarter of 2002 reflects the positive impact of prior year income tax examinations that were settled in the period. The components of this are as follows: income tax benefit of $11,073,000, interest income of $4,045,000 and related professional fee expense of $1,710,000.

Third Quarter — 2001: Net income for the third quarter of 2001 includes an extraordinary charge of $1,528,000, net of tax, attributable to the write-off of the unamortized balance of deferred financing fees related to the early retirement of Apria's 9½% senior subordinated notes and the previously existing credit agreement. Both were scheduled to mature in late 2002, but were repaid in full concurrently with the closing of the new senior credit agreement in July 2001.

Independent Auditors' Report

Board of Directors and Stockholders of
Apria Healthcare Group Inc.:

We have audited the accompanying consolidated balance sheets of Apria Healthcare Group Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Apria Healthcare Group Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the company changed its method of accounting for goodwill and other intangible assets during 2002 as a result of adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*



Costa Mesa, California
February 18, 2003

Corporate and Investor Information

Board of Directors

Ralph V. Whitworth[1]
Principal and Managing Member
Relational Investors, LLC, a private investment company

Vicente Anido, Jr.[2]
President and Chief Executive Officer
ISTA Pharmaceuticals, Inc., an opthalmic pharmaceuticals manufacturer

I.T. Corley[3]
Chairman, President and Chief Executive Officer
Strategic Materials, Inc., a glass recycler and processor

David L. Goldsmith[4]
Managing Director
RS Investment Management, an investment management firm

Lawrence M. Higby
President and Chief Executive Officer
Apria Healthcare

Richard H. Koppes[5]
Attorney
Jones, Day, Reavis & Pogue, a law firm

Philip R. Lochner, Jr.[6]
Senior Vice President, Administration
Time Warner Inc. (retired)

Jeri L. Lose[7]
Vice President, Information Technology and Chief Information Officer
St. Jude Medical, Inc., a medical device designer and manufacturer

Beverly Benedict Thomas[8]
Principal
Thomas Consulting Group, a public affairs and strategic management consulting firm

Senior Management

Lawrence M. Higby
President and Chief Executive Officer

Lawrence A. Mastrovich
Chief Operating Officer

Robert G. Abood
Senior Vice President, Acquisitions

James E. Baker
Chief Financial Officer

Frank C. Bianchi
Senior Vice President, Human Resources

Anthony S. Domenico
Executive Vice President, Sales

Lisa M. Getson
Executive Vice President, Business Development and Clinical Services

James D. Glynn
Senior Vice President, Infusion Services

Robert S. Holcombe
Executive Vice President, General Counsel and Secretary

Michael J. Keenan
Executive Vice President, Business Operations

John J. McDowell
Executive Vice President, Logistics

Kimberlie K. Rogers-Bowers
Senior Vice President, Regulatory Affairs and Acquisition Integration

George J. Suda
Executive Vice President, Information Services

Stock Trading Information:

The company's common stock is traded on the New York Stock Exchange under the symbol AHG.

Stock Transfer Agent and Registrar:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
1-800-937-5449 or 718-921-8200

Corporate Headquarters:

26220 Enterprise Court
Lake Forest, California 92630-8400
949-639-2000

Form 10-K:

A copy of the company's Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2002, which the company has filed with the Securities and Exchange Commission, may be obtained by calling Apria's Investor Relations Department at 949-639-2415 or mailing a written request to:

Apria Healthcare Group Inc.
Investor Requests
26220 Enterprise Court
Lake Forest, California 92630-8400

A copy of the Annual Report on Form 10-K may also be obtained in the "About Apria": "Investor Relations" section of Apria's website: **www.Apria.com**

---

[1]Chairman of the Board; Member, Compensation Committee; Member, Corporate Governance and Nominating Committee
[2]Member, Compensation Committee
[3]Member, Audit Committee
[4]Chairman, Audit Committee; Chairman, Compliance Committee
[5]Chairman, Corporate Governance and Nominating Committee; Member, Compliance Committee
[6]Chairman, Compensation Committee; Member, Audit Committee; Member, Compliance Committee
[7]Member, Corporate Governance and Nominating Committee
[8]Member, Corporate Governance and Nominating Committee; Member, Compensation Committee



APRIA HEALTHCARE®

26220 Enterprise Court

Lake Forest, California 92630-8400

(949) 639-2000

Visit us at: www.Apria.com

GEN-3132 04/03